Exhibit 3.03

AMENDMENT TO THE
LIMITED LIABILITY COMPANY AGREEMENT OF
RIDGEWOOD ENERGY P FUND, LLC

This Amendment (the “Amendment”) to the Limited Liability Company Agreement of Ridgewood Energy P Fund, LLC dated as of May 16, 2005 (the “Agreement”), is made by Ridgewood Energy Corporation (“Energy”), a Delaware Corporation as Manager of the Ridgewood Energy P Fund, LLC (the “Fund”) Fund effective as of December 28, 2016.

Whereas, the Manager of the Fund has determined that, based on its current projected reserve estimates, variations in revenue production and ongoing administrative expenses, there is the potential that the Fund will not have sufficient cash flow to cover its ongoing operations, inclusive of its asset retirement obligations, or be able to fund such obligations at the time needed without borrowing from the Manager and reserve estimates are projections based on engineering data that cannot be measured with precision, require substantial judgment, and are subject to frequent revision and asset retirement obligations estimates may vary from actual results, are difficult to predict with any degree of certainty, and potential increases to the current obligations would be difficult to fund given the administrative expense and burden of the current structure which adds approximately $120,000 of compliance costs and management fees to the Fund’s expense burden and in the past, the Fund has availed itself of borrowing form the Manager in the event of a working capital deficit, or temporary production stoppage causing the Fund’s wells not to produce cash from operations and since the Manager is under no obligation to continue to fund such deficits and has concluded that it will no longer provide funding to alleviate the Fund’s deficits, short-term or otherwise;

Whereas, based on the foregoing the Fund is unable (i) to conduct the purposes for which it was created under the Agreement (capitalized terms used in this Amendment and not otherwise defined herein are used as defined in the Agreement), or (ii) to provide for any further distributions to its Investors;

Whereas, Section 12.8 of the Agreement provides that the Manager has no duty to take any affirmative action with respect to the management of the Fund’s business or Fund Property unless the Fund is possessed of monies available for the proposed expenditure;

Whereas, the Manager has determined that Investors would be entitled to the benefit of tax losses against ordinary income upon the termination of the Fund;

Whereas, in light of the foregoing, the Manager has determined that it would be in the best interests of the Investors to dissolve, wind up and terminate the existence of the Fund as expeditiously as practicable;

Whereas, the Manager has determined that the Fund does not have sufficient funds to solicit the consent of the Investors to dissolve the Fund pursuant to Section 14.1(d) of the Agreement or to sell all or substantially all of the Fund’s assets pursuant to Section 12.3(c) of the Agreement and, without such consent of the Investors, the dissolution of the Fund may not occur for an extended period of time;

Whereas, the inability to dissolve the Fund promptly in a circumstance in which prompt dissolution of the Fund would be in the best interests of the Investors creates an issue under the Agreement;

Whereas, Section 12.4(c) of the Agreement allows the Manager to amend the Agreement as specified in Section 15.8(a) or other provisions of the Agreement;

Whereas, Section 15.8(a)(3) of the Agreement permits the Manager to amend the Agreement, without notice to or approval of the Investors, for the purpose of equitably resolving issues arising under the Agreement, so long as similarly situated Investors are not treated materially differently; and

Whereas, in order to equitably resolve the issue described above, the Manager desires to amend the Agreement to authorize and empower the Manager, without notice to or approval of the Investors, (i) to dissolve and wind up the Fund, without the requirement to await the expiration of any applicable time required under Section 14.2 and (ii) in connection with any such dissolution and winding up, to cause the Fund to liquidate the Fund’s assets, including, without limitation, through the sale of all or any part of the assets of the Fund to the Manager or its Affiliates and the assumption by the Manager or its Affiliates of all or any part of the liabilities of the Fund, and the Manager has determined that such amendment would not result in similarly situated Investors being treated materially differently.

NOW, THEREFORE, it is hereby agreed that:

1.	The Agreement is hereby amended by adding new Section 14.8 thereto which provides as follows:

“14.8 Dissolution of the Fund In Certain Circumstances. Notwithstanding any other provision in this Agreement to the contrary, the Manager, without notice to or approval of the Investors, is authorized and empowered to dissolve and wind up the Fund, without the requirement to await the expiration of any applicable time period under Section 14.2, in the event the Manager determines in good faith that the Fund has, or will have, insufficient funds (a) to meet its obligations (contingent or actual), (b) to comply with applicable securities or other laws or (c) to conduct the purpose for which the Fund was created under this Agreement.  In connection with any such dissolution and winding up, the Manager is authorized and empowered, without notice to or approval of the Investors, to cause the Fund to liquidate the Fund’s assets, including, without limitation, through the sale of all or any part of the assets of the Fund to the Manager or its Affiliates and the assumption by the Manager or its Affiliates of all or any part of the liabilities of the Fund and the establishment of escrow accounts to hold assets for the purpose of satisfying obligations of the Fund.”

2.
Except as specifically amended by this Amendment, the Agreement shall remain in full force and effect, and together with this Amendment constitutes the entire Limited Liability Company Agreement of the Fund.

IN WITNESS WHEREOF, Ridgewood Energy Corporation, as Manager of the Fund, has executed this Amendment effective as of December 28, 2016.

Ridgewood Energy Corporation

By:	/s/ Robert E. Swanson
Name:	Robert E. Swanson
Title:	Chief Executive Officer